Exhibit 99.(a)(20)

MEDIA RELEASE

GOLD FIELDS BOARD REJECTS TALKS
WITH HARMONY

Johannesburg, 9 December 2004. The Board of Directors of Gold Fields Limited (GFI: JSE and NYSE today rejected suggestions made in the media by Harmony Gold Mining Company Limited (“Harmony”) that the two companies should enter into friendly discussions. It is the Board’s view that Harmony’s offer, with only 11.8% acceptances, has already been overwhelmingly rejected by Gold Fields’ shareholders and does not merit any further discussion. As currently structured, the offer:

•	grossly undervalues Gold Fields;

•	consists only of Harmony’s overvalued shares with no cash element; and

•	offers no control premium.

Gold Fields Chief Executive Ian Cockerill said: “We don’t consider this offer to be the basis for serious discussion. The Harmony offer remains woefully short on value and takes no account of the value inherent in Gold Fields high quality asset base. On this basis the Board believes it cannot recommend that our shareholders accept this offer. Instead, we believe shareholders should reject Harmony’s offer and protect value by keeping their Gold Fields shares. The termination of the IAMGold transaction in no way changes our view on the Harmony offer.”

The Board does not believe that there is any basis for discussion until and unless:

•	Harmony substantially increases its offer to reflect Gold Fields’ value;

•	Gold Fields shareholders receive Harmony’s independently audited reserves and resources statement, which Harmony promised to publish early in December 2004;

•	Harmony consents to a comprehensive commercial due diligence on all of its assets, and in particular allows Gold Fields access to its reserves and life of mine plan; and

•	All of Harmony’s loss-making and short-life shafts are excised from any proposal for discussion.

2/.......

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639

North America

Cheryl A Martin
Tel +303 796-8683
Fax +303 796-8293

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), K Ansah#, G J Gerwel, N J Holland† (Chief Financial Officer), J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, †British, ‡American, #Ghanaian.
Corporate Secretary: C Farrel

The Board also notes that as of 8 December 2004, Harmony’s offer is at a 5.8% discount to Gold Fields’ share price. Furthermore, since 18 October 2004, the offer has destroyed an aggregate of R16bn in market capitalisation for both Gold Fields and Harmony. In contrast, the gold price has risen US$18.54 per ounce or 4.4% in the same time period.

Cockerill added: “We believe Harmony cannot complete this ill-conceived offer, so it’s hardly surprising that they so desperately want to talk. We indicated in our initial response to Harmony’s hostile bid that fair value for Gold Fields, even before any premium is factored in, would be in excess of 1.73 Harmony shares for each Gold Fields share, at a R85000 /kg gold price. The Rand gold price has since decreased to R83000/kg, so clearly a fair value offer now must be higher than 1.73, plus a control premium.”

He added, “Our shareholders must also have complete and transparent information about Harmony’s reserves and resources and about its operations. Otherwise, they cannot possibly make an informed decision on this offer. We call upon Harmony to immediately allow its reserves to be independently reviewed by Gold Fields. With no end in sight to the massive value destruction caused by Harmony’s offer, coupled with Harmony’s continuing silence as to the true state of its reserves and resources, Gold Fields believes that the current offer does not merit further discussion.

-ends-

Important information:

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.